SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                          CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   165167 10 7
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Commercial Law Group, P.C.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16517 10 7


  (1)   Names of Reporting Persons, I.R.S. Identification   Aubrey K. McClendon
        Nos. of Above Persons (entities only)

  (2)   Check the Appropriate Box if a Member of a Group               (a)  [x]
        (See Instructions)                                             (b)  [ ]

  (3)   SEC Use Only

  (4)   Source of Funds (See Instructions)                                   PF

  (5)   Check if Disclosure of Legal Proceedings is Required                [ ]
        Pursuant to Items 2(d) or 2(e)

  (6)   Citizenship or Place of Organization                                USA

        -----------------------------------------------------

Number of Shares     (7)   Sole Voting Power                         13,777,383

Beneficially Owned   (8)   Shared Voting Power                           13,560

By Each Reporting    (9)   Sole Disposition                          13,777,383

Person With:        (10)  Shared Dispositive Power                       13,560


 (11)   Aggregate Amount Beneficially Owned by Each                  13,790,943
        Reporting Person

 (12)   Check if the Aggregate Amount in Row (11) Excludes Certain          [x]
        Certain Shares (See Instructions)

 (13)   Percent of Class Represented by Amount in Row (11)                6.31%

 (14)   Type of Reporting Person (See Instructions)                          IN

CUSIP NO. 16517 10 7


  (1)   Names of  Reporting  Persons, I.R.S.       Chesapeake Investments, an
        Identification                             Oklahoma Limited Partnership
        Nos.  of Above Persons (entities only)     Oklahoma Limited Partnership
                                                                     73-1132104

  (2)   Check the Appropriate Box if a Member of a Group                 (a)[x]
        (See Instructions)                                               (b)[ ]

  (3)   SEC Use Only

  (4)   Source of Funds (See Instructions)                                  N/A

  (5)   Check if Disclosure of Legal Proceedings is                         [ ]
        Required Pursuant to Items 2(d) or 2(e)

  (6)   Citizenship or Place of Organization                           Oklahoma

        ------------------------------------------------------

Number of Shares     (7)   Sole Voting Power                                  0

Beneficially Owned   (8)   Shared Voting Power                           13,560

By Each Reporting    (9)   Sole Disposition                                   0

Person With:        (10)   Shared Dispositive Power                      13,560


 (11)   Aggregate Amount Beneficially Owned by Each                      13,560
        Reporting Person

(12)    Check if the Aggregate Amount in Row (11)                           [x]
        Excludes Certain Shares (See Instructions)

(13)    Percent of Class Represented by Amount in Row (11)                0.01%

(14)    Type of Reporting Person (See Instructions)                          PN

CUSIP NO. 16517 10 7


  (1)   Names of Reporting Persons, I.R.S. Identification           Tom L. Ward
        Nos. of Above Persons (entities only)

  (2)   Check the Appropriate Box if a Member of a Group                 (a)[x]
        (See Instructions)                                               (b)[ ]

  (3)   SEC Use Only

  (4)   Source of Funds (See Instructions)                                   PF

  (5)   Check if Disclosure of Legal Proceedings                            [ ]
        is Required Pursuant to Items 2(d) or 2(e)

  (6)   Citizenship or Place of Organization                                USA

        ------------------------------------------------------------

Number of Shares     (7)   Sole Voting Power                         14,027,576

Beneficially Owned   (8)   Shared Voting Power                        1,153,510

By Each Reporting    (9)   Sole Disposition                          14,027,576

Person With:        (10)   Shared Dispositive Power                   1,153,510


(11)    Aggregate Amount Beneficially Owned by Each                  15,181,086
        Reporting Person

(12)    Check if the Aggregate Amount in Row (11)                           [x]
        Excludes Certain Shares (See Instructions)

(13)    Percent of Class Represented by Amount in Row (11)                6.89%

(14)    Type of Reporting Person (See Instructions)                          IN

CUSIP NO. 16517 10 7


 (1)    Names of Reporting Persons, I.R.S. Identification  TLW Investments Inc.
        Nos. of Above Persons (entities only)                        73-1215253

 (2)    Check the Appropriate Box if a Member of a Group                 (a)[x]
        (See Instructions)                                               (b)[ ]

  (3)    SEC Use Only

  (4)    Source of Funds (See Instructions)                                   WC

  (5)    Check if Disclosure of Legal Proceedings is                        [ ]
         Required Pursuant
           to Items 2(d) or 2(e)

  (6)    Citizenship or Place of Organization                          Oklahoma

         ----------------------------------------------------------

Number of Shares     (7)   Sole Voting Power                                  0

Beneficially Owned   (8)   Shared Voting Power                        1,153,510

By Each Reporting    (9)   Sole Disposition                                   0

Person With:        (10)   Shared Dispositive Power                   1,153,510


 (11)    Aggregate Amount Beneficially Owned by Each                  1,153,510
         Reporting Person

 (12)    Check if the Aggregate Amount in Row (11)                          [x]
         Excludes Certain Shares (See Instructions)

 (13)    Percent of Class Represented by Amount in Row (11)               0.54%

 (14)    Type of Reporting Person (See Instructions)                         CO

CUSIP NO. 16517 10 7


                              Preliminary Statement

This Amendment No. 3 to Schedule 13D updates: (a) the Schedule 13D dated February 4, 1993, and filed by the group consisting of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership ("CI"); (b) the Schedule 13D dated February 4, 1993, and filed by the group consisting of Tom L. Ward and TLW Investments Inc. ("TLW"); (c) Amendment No. 1 to Schedule 13D filed on March 10, 1997, by the group consisting of Mr. McClendon and CI and the group consisting of Mr. Ward and TLW; and (d) Amendment No. 2 to Schedule 13D filed on December 2, 1999, by the group consisting of Mr. McClendon and CI and the group consisting Mr. Ward and TLW (collectively, the "Prior Schedule 13D"). Mr.
McClendon, CI, Mr. Ward and TLW are referred to herein as the "Reporting Persons." The group consisting of Mr. McClendon and CI and the group consisting of Mr. Ward and TLW each disclaim beneficial ownership of the shares held by the other group.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2.  Identity and Background.

         (a)-(c)

         Aubrey K. McClendon

         Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.

         Chesapeake Investments

         Chesapeake Investments, an Oklahoma Limited Partnership, is an Oklahoma limited partnership, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. McClendon is the sole general partner of CI. CI is principally engaged in the ownership of working interests in oil and gas wells and leases.

         Tom L. Ward

         Mr. Ward is the President and Chief Operating Officer of the Company, having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118.

CUSIP NO. 16517 10 7


         TLW Investments Inc.

         TLW Investments Inc., is an Oklahoma corporation having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. Ward is the sole shareholder, director, and president of TLW. TLW is principally engaged in the ownership of working interests in oil and gas wells and leases.

         (d) During the past five (5) years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each of Mr. McClendon and Mr. Ward is a citizen of the United
         States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons acquired more than 5% of the outstanding Common Stock of the Company upon the formation and capitalization of the Company effective January 1, 1992. As the primary consideration for such shares, the Reporting Persons conveyed to the Company certain oil and gas properties, stock of various corporations which became wholly-owned subsidiaries of the Company, other real property and personal property. Subsequent to the formation of the Company, the Reporting Persons acquired or disposed of shares of the Company's common stock through open market transactions, acquired shares of Common Stock through issuances under the Company's benefit plans and acquired shares of Common Stock through exercises of employee stock options issued to Mr. McClendon and Mr. Ward under the Company's employee stock option plans. Each acquisition or disposition of the Common Stock was reported on Form 4 or 5 in accordance with the rules promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934.

         Since the filing of the Prior Schedule 13D, Mr. McClendon has: (a) purchased 739,350 shares of Common Stock in the open market for aggregate consideration of $5.59 million; (b) purchased 133,333 shares of Common Stock through the Company's public offering of common stock on December 18, 2002 for aggregate consideration of $1 million; (c) purchased 123,457 shares of Common Stock through the Company's public offering on March 5, 2003 for aggregate consideration of $1 million;
         (d) acquired 1.88 million shares of Common Stock through the exercise of employee stock options for an aggregate exercise price of $2.56 million satisfied through the surrender of 0.4 million shares of Common Stock owned by him; and (e) acquired 25,789 shares of Common Stock under the Company's benefit plans. The foregoing purchases were funded through the expenditure of Mr. McClendon's personal funds. In addition, Mr. McClendon has purchased 237,750 shares of the Company's 6.75% Cumulative Convertible Preferred Stock, par value $0.01 per share and liquidation preference $50 per share ("Preferred Stock"), which is convertible at any time by Mr. McClendon into 1,543,830 shares of Common Stock. The aggregate purchase price of $18 million for these shares was paid from Mr. McClendon's personal funds.

CUSIP NO. 16517 10 7


         Since the filing of the Prior Schedule 13D, Mr. Ward has: (a) purchased 674,000 shares of Common Stock in the open market for aggregate consideration of $5.3 million; (b) purchased 133,333 shares of Common Stock through the Company's public offering on December 18, 2002 for aggregate consideration of $1 million; (c) purchased 123,457 shares through the Company's public offering on March 5, 2003 for aggregate consideration of $1 million; (d) acquired 76,500 shares of Common Stock through the exercise of employee stock options for an aggregate exercise price of $0.1 million; and (e) acquired 25,396 shares of Common Stock under the Company's benefit plans. The foregoing purchases were funded through the expenditure of Mr. Ward's personal funds. In addition, Mr. Ward has purchased 237,750 shares of Preferred Stock which is convertible at any time by Mr. Ward into 1,543,830 shares of Common Stock. The aggregate purchase price of $18 million for these shares was paid from Mr. Ward's personal funds.

         Since the filing of the Prior Schedule 13D, TLW Investments Inc. has purchased 309,350 shares of Common Stock in the open market for aggregate consideration of $2.2 million using that corporation's working capital.

Item 4.  Purpose of Transaction.

         Mr. McClendon and Mr. Ward acquired the shares of Common Stock and Preferred Stock for investment purposes and are currently inclined to purchase additional shares depending on a number of factors such as price and industry trends. Thus, in the future the Reporting Persons may purchase additional shares of Common Stock or Preferred Stock, but may also dispose of any or all of the Common Stock or Preferred Stock in any manner permitted by applicable securities laws. Mr. McClendon and Mr. Ward are each members of the Company's Board of Directors and as such may participate as a director in decisions by the Board of Directors enumerated in paragraphs (a) through (j) of Item 4. Other than Mr. McClendon's and Mr. Ward's participation on the Board of Directors and except as otherwise disclosed in this Item 4, none of the Reporting Persons has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 214,478,465 shares of Common Stock outstanding on May 30, 2003.

         (a) The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting
         Person:

              Person                    Amount            Percent
              ------                    ------            -------

        Aubrey K. McClendon         13,790,943 (1)(2)       6.31%

        Chesapeake Investments      13,560 (2)              0.01%

        Tom L. Ward                 15,181,086 (3)(4)       6.89%

        TLW Investments             1,153,510 (4)           0.54%

     --------------------

CUSIP NO. 16517 10 7


(1) This amount includes: (i) 90,760 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and 8,612 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation 401(k) Make-Up Plan (which are subject to a number of restrictions and vesting provisions) as of March 31, 2003, the latest date such information is available; (ii) 2,590,857 shares which Mr. McClendon has the right to acquire within sixty (60) days pursuant to stock options granted by the Company; and
(iii) 1,543,830 shares which Mr. McClendon has the right to acquire within sixty
(60) days upon conversion of Preferred Stock.

(2) This amount includes 13,560 shares owned of record by CI, of which Mr. McClendon is the sole general partner. CI and Mr. McClendon share voting and dispositive power over such shares.

(3) This amount includes (i) 43,286 shares held on behalf of Mr. Ward in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and 8,612 shares held on behalf of Mr. Ward in the Chesapeake Energy Corporation 401(k) Make-Up Plan (which are subject to a number of restrictions and vesting provisions) as of March 31, 2003, the latest date such information is available;
(ii) 4,390,808 shares which Mr. Ward has the right to acquire within sixty (60) days pursuant to stock options granted by the Company; (iii) 1,543,830 shares which Mr. Ward has the right to acquire within sixty (60) days upon conversion of Preferred Stock; and (iv) 21,435 shares held by Mr. Ward in custodial accounts for the benefit of Mr. Ward's children.

(4) This amount includes 1,153,510 shares owned of record by TLW, of which Mr. Ward is the sole shareholder, director, and Chief Executive Officer. TLW and Mr. Ward share voting and dispositive power over such shares.

(b) The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:


                              Sole Voting and           Shared Voting and
 Person or Entity           Power of Disposition      Power of Disposition

Aubrey K. McClendon            13,777,383 (1)               13,560 (2)

Chesapeake Investments                  0                   13,560 (2)

Tom L. Ward                    14,027,576 (3)            1,153,510 (4)

TLW Investments                         0                1,153,510 (4)

----------------------

(1) See footnote (1) under paragraph (a) of this Item 5.

(2) See footnote (2) under paragraph (a) of this Item 5.

(3) See footnote (3) under paragraph (a) of this Item 5.

(4) See footnote (4) under paragraph (a) of this Item 5.

(c) During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

CUSIP NO. 16517 10 7


From May 1, 2003 through May 12, 2003, Mr. McClendon purchased shares of Common Stock on the open market as follows:


                    ------------------ -------------- ---------------------
                          Date            Shares        Price per Share
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03          4,000         $8.18
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         30,000         $8.20
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         50,000         $8.21
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         41,000         $8.22
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/2/03         20,000         $8.30
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/6/03         30,000         $8.70
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/8/03         20,000         $8.75
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/9/03         25,000         $8.95
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         3,500         $9.16
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         1,650         $9.17
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03        17,700         $9.19
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03        32,450         $9.20
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         5,700         $9.22
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         4,350         $9.23
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         4,950         $9.24
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03        39,050         $9.25
                    ------------------ -------------- ---------------------

CUSIP NO. 16517 10 7


From May 1, 2003 through May 6, 2003, Mr. Ward purchased shares of Common Stock on the open market as follows:

                    ------------------ -------------- ---------------------
                          Date            Shares        Price per Share
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03          4,000         $8.18
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         30,000         $8.20
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         50,000         $8.21
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/1/03         41,000         $8.22
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/2/03         20,000         $8.30
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/5/03            500         $8.58
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/5/03         60,000         $8.59
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/5/03         55,500         $8.60
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/6/03         20,000         $8.65
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/6/03          5,200         $8.66
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/6/03         36,500         $8.69
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/6/03         53,300         $8.70
                    ------------------ -------------- ---------------------


On May 12, 2003, TLW Investments Inc. purchased shares of Common Stock on the open market as follows:


                    ------------------ -------------- ---------------------
                          Date            Shares        Price per Share
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         3,500        $9.16
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         1,650        $9.17
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03       17,700         $9.19
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03       32,450         $9.20
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         5,700        $9.22
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         4,350        $9.23
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03         4,950        $9.24
                    ------------------ -------------- ---------------------
                    ------------------ -------------- ---------------------
                         5/12/03       39,050         $9.25
                    ------------------ -------------- ---------------------

CUSIP NO. 16517 10 7


From May 14, 2003 through May 30, 2003, Mr. McClendon and Mr. Ward each purchased 237,750 shares of Preferred Stock on the open market as follows:


------------- ------------- ------------ ------------- ------------ -----------
                McClendon      Common         Ward         Common     Price per
  Date           Shares      Equivalent      Shares      Equivalent   Preferred
                                                                        Share
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/14/03        50,000         324,675       50,000       324,675        $72.12
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/16/03           500           3,247          500         3,247        $73.51
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/16/03        25,000         162,338       25,000       162,338        $73.99
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/20/03        35,000         227,273       35,000       227,273        $73.63
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/22/03        71,000         461,039       71,000       461,039        $77.72
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
 5/23/03        30,000         194,805       30,000       194,805        $77.64
------------- ------------- ------------ ------------- ------------ -----------
------------- ------------- ------------ ------------- ------------ -----------
  5/30/03       26,250         170,454       26,250       170,454        $77.654
------------- ------------- ------------ ------------- ------------ -----------

Each share of Preferred Stock is convertible at any time at the option of the holder into 6.4935 shares of Common Stock.

(d) See Item 6, below.

(e) Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         Mr. McClendon and Mr. Ward, as officers of the Company, are eligible to participate in the Company's 1992 Incentive Stock Option Plan, 1992 Nonstatutory Stock Option Plan, as amended, 1994 Stock Option Plan, 1996 Stock Option Plan, 1999 Stock Option Plan, 2000 Executive Officer Stock Option Plan, 2000 Employee Stock Option Plan, 2001 Executive Officer Stock Option Plan, 2001 Stock Option Plan, 2001 Nonqualified Stock Option Plan, 2002 Stock Option Plan, 2002 Nonqualified Stock Option Plan, 2003 Stock Incentive Plan and 401(k) Make-Up Plan.

         Mr. McClendon maintains lending arrangements with RBC Dain Rauscher, Inc. ("RBC") as successor to Rauscher, Pierce & Refnes, Inc., pursuant to an agreement dated February 25, 1994 and with Goldman, Sachs & Co. ("Goldman") pursuant to an agreement dated July 11, 2002. Mr. McClendon and CI have pledged 2.66 million shares of Common as collateral for a loan with RBC and 6.15 million shares of Common Stock are currently pledged as collateral for a loan with Goldman. The agreements contain standard default and remedial provisions.

         Mr. Ward maintains lending arrangements with RBC Dain Rauscher, pursuant to an agreement dated May 9, 2000 and with Goldman, Sachs & Co. pursuant to an agreement dated July 11, 2002. TLW has pledged 1.15 million shares of Common Stock as collateral for a loan with RBC and
         6.0 million shares of Common Stock currently owned by Mr. Ward are pledged as collateral for a loan with Goldman. The agreements contain standard default and remedial provisions.

         In connection with a loan from Frederick B. Whittemore: (a) Mr. McClendon granted to Mr. Whittemore, pursuant to that certain Common Stock Purchase Option dated March 10, 1999, an option to purchase 394,688 shares of Common Stock at a purchase price of $0.50 per share; and (b) Mr. Ward granted to Mr. Whittemore an option to purchase 355,312 shares of Common Stock at a purchase price of $0.50 per share. The option expires August 31, 2006.

         The shares of Preferred Stock reported herein have been pledged as security for the performance of financial obligations Mr. McClendon and Mr. Ward may have from time to time pursuant to energy trading transactions with Kaiser-Francis Oil Company. As a result, the shares may be subject to transfer if there is a default in the obligations secured by the parties' oral pledge agreement.



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CUSIP NO. 16517 10 7


Item 7.  Materials to be Filed as Exhibits.

 1. Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership, is filed as Exhibit E to the Schedule 13D dated February 4, 1993 filed by Aubrey K. McClendon and is incorporated herein by reference.

 2. The Company's 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718.

 3. The Company's 1992 Nonstatutory Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

 4. The Company's 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

 5. The Company's 1996 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996 .

 6. The Company's 1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.5 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999.

 7. The Company's 2000 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.1.6 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000.

 8. The Company's 2000 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.7 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000.

 9. The Company's 2001 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001.

10. The Company's 2001 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.9 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001.

11. The Company's 2001 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.10 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001.

12. The Company's 2002 Stock Option Plan is incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002.

13. The Company's 2002 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.11 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002.

14. The Company's 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003.

15. The Company's 401(k) Make-Up Plan is incorporated herein by reference to Exhibit 10.1.15 to the Company's annual report on Form 10-K for the year ended December 31, 2002.

16. Common Stock Purchase Option No. AKM-1 dated March 10, 1999, executed by Aubrey K. McClendon in favor of Frederick B. Whittemore was filed as
         Exhibit 13 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 2, 1999 and is incorporated herein by reference.

17. Common Stock Purchase Option No. TLW-1 dated March 10, 1999, executed by Tom L. Ward in favor of Frederick B. Whittemore was filed as Exhibit 14 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 2, 1999 and is incorporated herein by reference.

18.      Joint Filing Agreement.


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CUSIP NO. 16517 10 7


                                                      SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 17, 2003.

                                           /s/ Aubrey K. McClendon
                                           ------------------------------------
                                           AUBREY K. McCLENDON, an individual

                                           CHESAPEAKE INVESTMENTS, an Oklahoma
                                           Limited Partnership

                                       By: /s/ Aubrey K. McClendon
                                           ------------------------------------
                                           Aubrey K. McClendon, General Partner


                                           /s/ Tom L. Ward
                                           ------------------------------------
                                           TOM L. WARD, an individual

                                           TLW INVESTMENTS INC., an Oklahoma
                                           corporation

                                       By: /s/ Tom L. Ward
                                           ------------------------------------
                                               Tom L. Ward, President



                                       14
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CUSIP NO. 16517 10 7


                                INDEX TO EXHIBITS


Exhibit
  No.       Description                                      Method of Filing

 99.1       Limited Partnership Agreement of       Incorporated herein by
            Chesapeake Investments, an Oklahoma    reference to Exhibit E
            Limited Partnership                    to the Schedule 13D to the
                                                   Schedule 13D


 99.2       The Company's 1992 Incentive Stock     Incorporated herein by
            Option Plan as amended                 reference to Exhibit 10.1.1
                                                   to the Company's Registra-
                                                   tion Statementon Form S-4,
                                                   No. 33-93718, filed June
                                                   23, 1995

 99.3       The Company's 1992 Nonstatutory        Incorporated herein by
            Stock Option Plan, as amended          reference to Exhibit
                                                   10.1.2 to the Company's
                                                   Quarterly Report on Form
                                                   10-Q filed February 14,1997

 99.4       The Company's 1994 Stock Option Plan   Incorporated herein by
                                                   reference to Exhibit
                                                   10.1.3 to the Company's
                                                   Quarterly Report on Form
                                                   10-Q filed February 14,1997

 99.5       The Company's 1996 Stock Option Plan   Incorporated herein by
                                                   reference to Exhibit B
                                                   to the Company's definitive
                                                   proxy statement for its
                                                   1996 annual meeting of
                                                   shareholders filed
                                                   November 6, 1996

 99.6      The Company's 1999 Stock Option Plan    Incorporated herein by
                                                   reference to Exhibit 10.1.5
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended June 30, 1999

 99.7      The Company's 2000 Employee Stock       Incorporated herein by
           Option Plan                             reference to Exhibit 10.1.6
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended March 31,2000

 99.8      The Company's 2000 Executive Officer    Incorporated herein by
           Stock Option Plan                       reference to Exhibit 10.1.7
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended March 31, 2000

 99.9      The Company's 2001 Stock Option Plan    Incorporated herein by
                                                   reference to Exhibit B
                                                   to the Company's definitive
                                                   proxy statement for its 2001
                                                   annual meeting of
                                                   shareholders filed
                                                   April 30, 2001

99.10     The Company's 2001 Executive Officer     Incorporated herein by
          Stock Option Plan                        reference to Exhibit 10.1.9
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended June 30, 2001

99.11     The Company's 2001 Nonqualified Stock    Incorporated herein by
          Option Plan                              reference to Exhibit 10.1.10
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended June 30, 2001

99.12     The Company's 2002 Stock Option Plan     Incorporated herein by
                                                   reference to Exhibit A to
                                                   the Company's definitive
                                                   proxy statement for its
                                                   2002 annual meeting of
                                                   shareholders filed
                                                   April 29, 2002

CUSIP NO. 16517 10 7

99.13     The Company's 2002 Nonqualified Stock    Incorporated herein by
          Option Plan                              reference to Exhibit 10.1.11
                                                   to the Company's quarterly
                                                   report on Form 10-Q for the
                                                   quarter ended June 30, 2002

99.14     The Company's 2003 Stock                 Incorporated herein by
          Incentive Plan                           reference to Exhibit A
                                                   to the Company's definitive
                                                   proxy statement for its 2003
                                                   annual meeting of
                                                   shareholders filed
                                                   April 17, 2003

99.15     The Company's 401(k) Make-Up Plan       Incorporated herein by
                                                  reference to Exhibit 10.1.15
                                                  to the Company's annual report
                                                  on Form 10-K for the year
                                                  ended December 31, 2002

99.16     Common Stock Purchase Option No.        Incorporated herein by
          AKM-1 dated March 10, 1999, executed    reference to Exhibit 13 to
          by Aubrey K. McClendon in favor of      Amendment No. 2 to Schedule
          Frederick B. Whittemore.                13D filed by the Reporting
                                                  Persons on December 2, 1999

99.17     Common Stock Purchase Option No.        Incorporated herein by
          TLW-1 dated March 10, 1999, executed    reference to Exhibit 14
          by Tom L. Ward in favor of Frederick    to Amendment No. 2 to
          B. Whittemore.                          Schedule 13D filed by the
                                                  Reporting Persons on
                                                  December 2, 1999

99.18     Joint Filing Agreement                  Filed herewith electronically